UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-15903

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CARBO Ceramics Inc.
Full Name of Registrant

Former Name if Applicable

575 North Dairy Ashford, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CARBO Ceramics, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

On March 29, 2020 the Company and its direct wholly owned subsidiaries Asset Guard Products Inc. and StrataGen, Inc. filed voluntarily petitions for reorganization (the “Chapter 11 Cases”) under Chapter 11 of Title 11 the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”).

As a result of the facts and circumstances discussed above, the Company’s attention to the Chapter 11 Cases, and the additional time required by management to make appropriate revisions to the financial statements and disclosures included in the Annual Report to reflect the commencement of the Chapter 11 Cases, the preparation and completion of the fiscal year 2019 Form 10-K has been delayed.  In addition, COVID-19 has disrupted the Company’s operations including its finance and accounting related processes as management and employees have been forced to work from home.

Additionally, as a result of the Chapter 11 Cases, the Company is required to obtain the approval of the Bankruptcy Court to retain Ernst & Young LLP (“EY”) as the independent auditor for the Company and its subsidiaries. The Company is in the process of filing an application seeking approval of EY’s retention with the Bankruptcy Court. EY’s required audit of the financial statements to be included in the Annual Report and the delivery of an audit opinion cannot be completed prior to the time that EY’s retention is approved by the Bankruptcy Court after the hearing. Therefore, the ultimate timing of the Company’s filing of its Annual Report is dependent upon the timing of such hearing and approval.

The Company intends to file the Annual Report as soon as practicable after the completion of the Company’s financial statements and disclosures as well as the anticipated Bankruptcy Court approval of EY’s retention. The fiscal year Annual Report is expected to include disclosure to express substantial doubt about the Company’s ability to continue as a going concern based on estimates of liquidity, including the effects of the Chapter 11 Cases, during the twelve months from the filing date of the Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ernesto Bautista, III	(281)	921-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the year ended December 31, 2018 to the year ended December 31, 2019 that may be reflected in the financial statements to be included in the Annual Report.

However, the Company anticipates that total revenue for the fiscal year ended December 31, 2019 will be lower than the fiscal year ended December 31, 2018 and that net loss for the fiscal year ended December 31, 2019 will be higher than the fiscal year ended December 31, 2018.

CARBO Ceramics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	CARBO CERAMICS, INC.
	By:	/s/ Ernesto Bautista, III
Name: Ernesto Bautista, III
Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).